The Power of Scale

2004 Annual Report

Consolidated

It's size, it's scope and so much more. It's a competitive advantage for Consolidated Graphics that is fundamental to our business model. Our strategy is to provide our customers with the service and responsiveness of a local printing company combined with the economic and geographic advantages of a large national printer.

Consolidated Graphics is a strong and growing company with annual sales exceeding $700 million. We acquire well-established printing companies that deliver high-quality products and superior service in attractive markets across the U.S. We use our size, strength and national presence to add value to our operating facilities by providing financial and operational resources, management support, purchasing power and leading-edge technology. And as an industry leader in locations, capacity and capabilities, we successfully leverage our power of scale to add value to our customer relationships and expand our market leadership position.

Consolidated Graphics is uniquely positioned to serve large customers with printing needs in multiple locations across the country. We have expanded and strengthened our National Sales team to capitalize on the competitive advantage that our industry-leading size, strength and capabilities represent in serving these customers.

leader in acquiring state-of-the-art technology that allows us to meet our customers' ever-increasing expectations for better, faster and more economical ways of handling their printing and related needs.

Over the last six years, we have invested more than $200 million in new technology. We are committed to maintaining a technology advantage and to achieving growth by capitalizing on customer demands for new products, services and complementary solutions.

Developing industry leaders. Industry-leading technology is only part of our growth strategy. Industry leaders are another important component. We have the strongest team in the industry due, in part, to our Leadership Development Program, a comprehensive, hands-on training program that attracts enthusiastic, talented and hard-working college graduates. We make a substantial commitment to the success of our Leadership Development Associates by providing the training and mentoring they need for a rewarding career. These Associates provide a tremendous talent pool that represents a competitive advantage in maintaining industry-leading growth and profitability. I am proud of this program, which has produced many of our operating company presidents and other key leaders throughout Consolidated Graphics.

Proactively pursuing national accounts. With our unmatched national footprint and comprehensive capabilities, Consolidated Graphics is uniquely positioned to be the supplier of choice for customers with substantial and varied printing needs in multiple locations across the country. We have increased our focus on national accounts. During 2004, we added new leadership and talent to our National Sales team. This team is leveraging our competitive advantages to expand local customer relationships into national accounts and to proactively pursue new national customers.

Expanding and strengthening our customer relationships by offering value-added services. Through CGXSolutions, we provide an extensive range of fulfillment and Internet-based print procurement, production and workflow management solutions that complement our core printing business. These "beyond ink on paper" solutions, including our online asset library, print procurement and remote proofing services, are attracting a growing number of customers.

Through technological advances resulting in higher quality, faster turn-around and variable data handling capabilities, digital printing has emerged as a complementary solution to traditional printing services. Digital printing is particularly attractive to customers with special needs including short-run, on-demand printing of personalized marketing communications. We are positioning Consolidated Graphics to be the premier provider of digital printing services and have entered into an agreement with Xerox Corporation that will help us reach this goal. In addition to being our exclusive supplier of the most advanced digital color technology in the industry, Xerox will use its substantial marketing and business development resources to assist us in introducing this technology to our current and prospective customers.

Local Service

al Strer


Consolidated
CORPORATE HEADQUARTERS

We lead the industry in locations, capacity and capabilities. Our equipment and services include the following:

Sheetfed Printing
- Up to 8 colors
- Up to 64"
- Aqueous coating
- Inline UV coating

Web Printing
- Full and half-web presses
  – Up to 8 colors
- Didde presses
  – Up to 6 colors

Digital Printing
- Color
  – Xerox iGen3 technology
- Black & white
- Variable data and on-demand capability

Bindery / Finishing
- Bindery
- Die cutting
- Embossing
- Foil stamping

Fulfillment
- Kitting
- Mailing
- Warehousing

CGXSolutions
- Digital asset library
- Online print procurement
- Online remote proofing

Other Specialty Services
- CD-ROM and DVD services
- Cookbook publishing
- Foreign language translation
- In-mold labels
- Map printing
- Point-of-purchase
- Retail security tagging
- ISO and cGMP registered

more

A Case Study: The Power of Scale



Mercury Printing directs logistics and quality control with other Consolidated Graphics locations
4,000,000 sheets needed ASAP – Mercury Printing coordinates paper delivery to the various Consolidated Graphics locations
4,000,000 sheets ready for distribution
Morgantown, PA
West Columbia, SC
Memphis, TN
Greenville, SC
Nashville, TN
A.
B.
2 WEEKS

"I have spent my entire career in the printing industry. Consolidated Graphics' unmatched national footprint and sophisticated technology enabled us to solve this customer's challenge as no other company could have done."

–**Danny Bailey**,
President, Mercury Printing,
A CONSOLIDATED GRAPHICS COMPANY

[illegible] "I need four million sheets in a variety of lots and colors on several different types of paper – printed and delivered in two weeks."

That's what the president of Mercury Printing, a Consolidated Graphics facility in Memphis, Tennessee, heard when he picked up the telephone late one day last fall. The customer was in a bind. They needed a seasonal product printed, and they needed it fast. The customer would not accept late deliveries.

[illegible] Mercury put the power of scale to work. The key was their ability to distribute portions of the job to other Consolidated Graphics facilities. Within 24 hours, they were able to commit to the customer that the entire job would be completed within the two-week time frame. And they lived up to that commitment.

It took five Consolidated Graphics companies from Pennsylvania to Tennessee to print and deliver the job. The Mercury team, serving as a single point of contact for the customer, managed all aspects of the complex logistics.

First there was the paper. It had to be transported to the various Consolidated Graphics facilities from the warehouse of another printing company that had been unable to meet the customer's requirements. Then there was the challenge of maintaining absolute color consistency while printing the same product at different facilities. Consolidated Graphics' state-of-the-art technology enabled the facilities to transfer files digitally, generate proofs for quality control assurance and customer approval, then produce the job seamlessly and on time.

Mercury solved a very tough challenge and gained a very loyal customer.


Industry

The U.S. printing industry is one of the nation's oldest and largest industries. It is also one of the most highly fragmented.

We're the Leader In an Industry of Opportunity.



$41 billion general commercial printing segment in which Consolidated Graphics competes.

At 2 percent of the market, Consolidated Graphics is a leader in this highly fragmented industry.

Consolidated Graphics is one of the largest and most profitable companies in the $41 billion, general commercial printing segment of the U.S. printing industry. This segment specializes in high-quality, custom-designed printed materials such as multicolor marketing materials, product and capability brochures, point-of-purchase displays, direct mail pieces, shareholder communications, catalogs and training manuals.

With its heavy reliance on marketing and advertising, commercial printing is unavoidably cyclical. The growth rate for the industry traditionally has correlated closely with the gross domestic product, although this has not been the case in recent years as challenging industry conditions and a sluggish economy have severely impacted growth. The industry is now exhibiting early signs of recovery.

Printing remains one of the nation's most fragmented industries. As a result, Consolidated Graphics, with just two percent of the general commercial printing market, is an industry leader. We are well positioned to further capitalize on this aspect of the competitive landscape. In addition to being one of the largest and most recognized companies in the industry, Consolidated Graphics is one of the few companies with the balance sheet to support an aggressive acquisition program and the experience and resources to create incremental value post-acquisition.

We pursue a disciplined strategy to acquire high-quality, well-managed companies with annual sales of $3 million to $35 million. Then, we add the power of scale by providing financial and operational resources, management support and technological advantages.

Through acquisitions, we achieve growth in our market share, expand our national footprint, augment our customer service capabilities and enhance our leadership position in an industry of great opportunity.

TOTAL

Recruiting

Successful long-term customer relationships depend on having knowledgeable, highly motivated and service-oriented people. Our Leadership Development Program Associates form a tremendous talent pool that enables us to differentiate our customer service capabilities and support our growth and success.

We Harness the Power of Leaders in the Making.

"The Leadership Development Program is the single best investment we have ever made for the long-term success of Consolidated Graphics."

– Joe R. Davis, Chairman and Chief Executive Officer

When it comes to talent, Consolidated Graphics stands apart. We boast a well-educated, well-trained and highly motivated team of rising industry leaders thanks to our Leadership Development Program. Now 170 Associates strong, this unique, hands-on training program utilizes a multi-faceted approach to teach recent college graduates all aspects of the printing business and prepare them for senior and executive-level sales and management positions at our operating facilities.

Associates develop technical skills and business acumen through training that is customized throughout the course of the program.

Associates gain technical knowledge, step-by-step, starting in the pressroom to learn about print production. Later they rotate through positions in accounting, estimating, purchasing, customer service and sales. They also participate in special projects, which build upon their technical knowledge and result in immediate contributions to the success of their facilities. Finally, the leadership qualities and understanding of business fundamentals needed for a rewarding career at Consolidated Graphics are achieved through:

- First-Year Initiative, launched during 2004, includes a comprehensive orientation program at the outset of their employment and mentoring by more experienced Associates.
- CGX University offers a professional development curriculum that includes classes on effective communications, recruiting, interviewing and hiring, and concurrently managing multiple projects.
- An annual Associates' conference allows for interaction with the executive management team at Consolidated Graphics, promotes long-term career planning and allows Associates to present their ideas on business improvement opportunities.

The success of the Leadership Development Program is evidenced by the success of its graduates. Many hold positions as presidents of our operating facilities, senior operations managers and top-performing sales professionals.

Financials

Management's Discussion and Analysis

The following discussion contains forward-looking information. Readers are cautioned that such information involves known and unknown risks and uncertainties, including those created by general market conditions, competition and the possibility that events may occur beyond our control, which may limit our ability to maintain or improve our operating results or financial condition or acquire additional printing businesses. Our expectations regarding future sales and profitability assume, among other things, stability in the economy and reasonable growth in the demand for our products, the continued availability of raw materials at affordable prices and retention of our key management and operating personnel. In addition, our expectations regarding future acquisitions assume, among other things, our ability to identify new acquisition opportunities and our ability to negotiate and finance such acquisitions on acceptable terms, as well as the ability to successfully absorb and manage such acquisitions. Although management believes that the assumptions underlying the forward-looking statements are reasonable, any of the assumptions could be inaccurate and there can be no assurance that any or all of the assumptions underlying the forward-looking statements will prove to be accurate. The inclusion of such information should not be regarded as a representation by us or any other person that our objectives and plans will be achieved. We expressly disclaim any duty to provide updates to these forward-looking statements, assumptions or other factors after the date of this Annual Report to reflect the occurrence of events or circumstances or changes in expectations.

OVERVIEW

Our Company is a leading national provider of commercial printing services with 65 printing facilities in 25 states and is recognized as the largest sheetfed and half-web commercial printing company in the United States. We are focused on adding value to our printing businesses by providing the financial and operational strengths, management support and technological advantages associated with a national organization. Our strategy currently includes the following initiatives to generate sales and profit growth:

- *Internal Sales Growth* – We seek to use our competitive advantages to expand market share. We continue to pursue additional experienced sales professionals, invest in new equipment and technology, expand our national accounts program and develop complementary, value-added services.

- *Disciplined Acquisition Program* – We selectively pursue opportunities to acquire well-managed, medium-sized printing businesses at reasonable prices and smaller and/or distressed printing businesses for merger into one of our existing locations.

- *Cost Savings* – Because of our size and national presence, we leverage our economies of scale to purchase supplies and equipment at preferential prices, and centralize various administrative services to generate cost savings.

- *Best Practices/Benchmarking* – We provide a forum for our printing businesses to share their knowledge of technical processes and their best practices with one another, as well as benchmark financial and operational data to help our printing businesses identify and respond to changes in operating trends.

- *Leadership Development* – Through our unique Leadership Development Program, we develop talent for future sales and management positions at our printing businesses.

Our printing businesses maintain their own sales, customer service, estimating and planning, prepress, production and accounting departments. Our corporate headquarters staff provides support to our printing businesses in such areas as human resources, purchasing and management information systems. We also maintain centralized treasury, risk management, tax and consolidated financial reporting activities.



Our sales and expenses during the periods shown were impacted by the acquisition of six printing businesses in fiscal 2004, two printing businesses in fiscal 2003 and three printing businesses in fiscal 2002. Because each acquisition was accounted for using the purchase method of accounting, our consolidated income statements reflect sales and expenses of acquired businesses only for post-acquisition periods. Accordingly, acquisitions affect our financial results in any one year compared to the prior year by the full-year impact of prior year acquisitions (as compared to the partial impact in the prior year) and the partial-year impact of current year acquisitions, and is referred to below as "incremental contribution from acquisitions."

Analysis of Consolidated Income Statements for Fiscal 2004 as Compared to Fiscal 2003

Sales for fiscal 2004 decreased $2.2 million, or .3%, to $708.1 million from $710.3 million in fiscal 2003. The decline in revenues is primarily attributable to comparatively weaker industry conditions versus the same period last year. A sustained adverse effect on the commercial printing industry occurred as a result of the Iraq conflict and the prolonged period of weakness in the U.S. economy. Incremental contribution from acquisitions totaled $18.1 million, substantially offsetting the sales decline attributable to weaker industry conditions.

Gross profit declined by $1.7 million in fiscal 2004 to $168.0 million as a result of the sales decline noted above. Gross profit margin for fiscal 2004 declined slightly to 23.7% from 23.9% in fiscal 2003, reflecting the comparatively weaker industry conditions we experienced in 2004.

Selling expenses for fiscal 2004 decreased 2% to $76.2 million from $78.0 million in fiscal 2003. The decline is directly attributable to the reduced sales levels noted above. As a percentage of sales, selling expenses for fiscal 2004 decreased slightly to 10.8% from 11.0% in fiscal 2003, primarily as a result of lower sales, recruiting and hiring expenses as compared to 2003.

General and administrative expenses for fiscal 2004 decreased slightly to $51.9 million from $52.3 million in fiscal 2003. As a percentage of sales, general and administrative expenses for fiscal 2004 declined to 7.3% from 7.4% in fiscal 2003. Generally, our fixed administrative cost structure remained relatively constant.

Net interest expense for fiscal 2004 decreased 28% to $7.2 million from $10.0 million in fiscal 2003. Interest expense for fiscal 2004 includes a $.4 million charge to write-off certain deferred financing costs, as required by generally accepted accounting principles in connection with an amendment to our bank credit facility in November 2003. (See Liquidity and Capital Resources – Debt Obligations). The overall decrease in interest expense is primarily due to the application of our cash flow from operations to reduce the aggregate borrowings outstanding under our various bank credit facilities.

We provided for income taxes of $12.7 million for fiscal 2004, as compared to $4.3 million in fiscal 2003, reflecting an effective tax rate of 38.8% as compared to an effective tax rate of 38.0% in fiscal 2003.

Analysis of Consolidated Income Statements for Fiscal 2003 as Compared to Fiscal 2002

Sales for fiscal 2003 increased 10% to $710.3 million from $643.9 million in fiscal 2002. The incremental impact of three printing businesses we acquired during the quarter ended March 31, 2002 and two printing businesses we acquired during the quarter ended June 30, 2002 accounted for $54.6 million of the increase. The remainder of our sales increase demonstrates the initial return on our efforts to expand market share through our recruiting program for experienced sales professionals and our pursuit of national accounts.


FRONTIER

LIQUIDITY AND CAPITAL RESOURCES

Sources and Uses of Cash

Our historical sources of cash have primarily been cash provided by operations or borrowings under our various bank credit facilities. Our historical uses of cash have been for acquisitions of printing businesses, capital expenditures and payment of principal and interest on outstanding debt obligations. Supplemental information pertaining to our historical sources and uses of cash is presented as follows and should be read in conjunction with our consolidated statements of cash flows and notes thereto beginning on page 29.

	Year Ended March 31		
(In millions)	2004	2003	2002
Net cash provided by operating activities	$ 79.3	$ 95.4	$ 69.8
Acquisitions of businesses	(11.4)	(6.2)	(14.6)
Capital expenditures	(12.3)	(15.5)	(16.3)
Net payments under bank credit facilities	(53.5)	(60.2)	(33.9)
Net payments on term equipment notes and other debt	(6.3)	(15.7)	(8.8)

Additionally, our cash position, working capital and debt obligations as of March 31, 2004, 2003 and 2002 are shown below and should be read in conjunction with our consolidated balance sheets and notes thereto beginning on page 26.

	March 31		
(In millions)	2004	2003	2002
Cash and cash equivalents	$ 10.5	$ 9.6	$ 9.0
Working capital	47.5	53.7	85.0
Total debt obligations	111.5	163.8	233.7

Net cash provided by operating activities for fiscal 2004 declined 17% compared to fiscal 2003, primarily due to the cash flow benefit generated in 2003 from a reduction in working capital resulting from implementation of tighter working capital management practices. We continued to follow our strategy to further strengthen our financial position by primarily using available cash flow to reduce the amount of debt we have outstanding.

We believe that our cash flow provided by operations will be adequate to cover our fiscal 2005 working capital needs, debt service requirements and planned capital expenditures to the extent such items are known or are reasonably determinable based on current business and market conditions. However, we may elect to finance certain of our capital expenditure requirements through borrowings under our bank credit facilities or the issuance of additional term notes.

We intend to continue pursuing acquisition opportunities at prices we believe are reasonable based upon market conditions. However, we cannot accurately predict the timing, size and success of our acquisition efforts or our associated potential capital commitments. There can be no assurance that we will be able to acquire additional printing businesses on terms acceptable to us.



We expect to fund future acquisitions through cash flow provided by operations, additional borrowings or the issuance of our common stock. The extent to which we will be willing or able to use our common stock to make acquisitions will depend on its market value from time to time and the willingness of potential sellers to accept it as full or partial payment for the acquisition price.

Our term equipment notes consist primarily of notes payable pursuant to financing agreements between us and various lenders (the "Lender Notes") and between us and the finance affiliates of two printing equipment manufacturers (the "Equipment Notes"). In March 2004, we issued Lender Notes in an aggregate principal amount of $4.0 million and utilized the proceeds thereof to retire all of the outstanding Equipment Notes with one of the finance affiliates. At March 31, 2004, outstanding borrowings under the Lender Notes totaled $44.6 million and accrued interest at a weighted average rate of 5.48%. The Lender Notes provide for fixed monthly principal payments plus interest for defined periods of up to eight years from the date of issuance, most ending with a balloon payment upon maturity, and are secured by certain of our equipment. At March 31, 2004, outstanding borrowings under the Equipment Notes totaled $21.5 million and accrued interest at a weighted average rate of 6.14%. The Equipment Notes provide for fixed payments of principal and interest for defined periods of up to ten years from the date of issuance and are secured by equipment concurrently purchased from the respective manufacturer. The remaining balance of term equipment notes totaling $1.7 million primarily consists of various secured debt obligations assumed by us in connection with certain prior year acquisitions. We are not subject to any significant financial covenants in connection with any of the term equipment notes; however, the Credit Agreement places certain limitations on the amount of additional term note obligations we may incur in the future.

Our other debt obligations consist of a promissory note totaling $3.5 million, industrial revenue bonds totaling $4.0 million and various other debt obligations totaling $.7 million. We do not have any significant financial covenants or restrictions associated with these other debt obligations.

CONTRACTUAL OBLIGATIONS AND OTHER COMMITMENTS

Our contractual obligations by fiscal year are as follows:

(In millions)	2005	2006	2007	2008	2009	Thereafter
Debt obligations	$ 13.2	$ 12.6	$ 13.6	$ 57.0	$ 5.8	$ 9.3
Operating lease obligations	14.0	11.7	9.9	8.6	5.5	12.9

Operating Leases – We have entered into various noncancelable operating leases primarily related to facilities and equipment used in the ordinary course of our business.

Contingent Transaction Consideration – We have entered into earnout agreements in connection with certain prior year acquisitions of printing businesses. If the acquired printing businesses generate operating profits in excess of pre-determined targets, we may be obligated to make additional cash payments. As of March 31, 2004, we were contingently obligated through fiscal 2005 to make additional cash payments of up to $1.6 million. Based on current operating levels, we expect that the actual cash payments pursuant to these contractual obligations will be less than the maximum amounts indicated.

Letters of Credit – In connection with our assumption of obligations under outstanding industrial revenue bonds related to certain prior year acquisitions of printing businesses, which are reflected as debt in the accompanying consolidated financial statements, we had three letters of credit outstanding as of March 31, 2004 for a combined total of $8.1 million. These letters of credit were issued pursuant to the terms of our Credit Agreement, which expires in July 2007, and we may be required to obtain replacement letters of credit at that time.



Accruals – We are self-insured for the majority of the costs of our workers' compensation obligations and our group health insurance programs. We use a combination of our historical loss experience and a subjective assessment of future loss exposure, together with advice provided by administrators and consulting actuaries, in determining an adequate liability for claims against which we are self-insured. We also utilize certain estimates and assumptions to determine adequate accruals for current and deferred income taxes.

NEW ACCOUNTING PRONOUNCEMENTS

SFAS No. 149, *Amendment of Statement 133 on Derivative Instruments and Hedging Activities*, was issued in April 2003 and amends and clarifies accounting for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities under SFAS No. 133. SFAS No. 149 was effective for contracts entered into or modified after June 30, 2003, and for hedging relationships designated after June 30, 2003. SFAS No. 149 did not have a material impact on our financial position or results of operations as of and for the period ended March 31, 2004.

SFAS No. 150, *Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity*, was issued in May 2003 and requires issuers to classify as liabilities (or assets in some circumstances) three classes of freestanding financial instruments that embody obligations for the issuer. SFAS No. 150 was effective for interim periods beginning after June 15, 2003. SFAS No. 150 did not have a material impact on our financial position or results of operations as of and for the period ended March 31, 2004.

The Financial Accounting Standards Board ("FASB") initially issued Interpretation ("FIN") No. 46, *Consolidation of Variable Interest Entities*, in January 2003, then revised and reissued FIN No. 46 in December 2003 ("FIN No. 46R"). This interpretation requires that a company that controls another entity through interests other than voting interests should consolidate such controlled entity. FIN No. 46 and FIN No. 46R did not have a material impact on our financial position or results of operations as of and for the period ended March 31, 2004.

QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISK

Market risk generally means the risk that losses may occur in the value of certain financial instruments as a result of movements in interest rates, foreign currency exchange rates and commodity prices. We do not hold or utilize derivative financial instruments that could expose our Company to market risk. However, we are exposed to market risk for changes in interest rates related primarily to our debt obligations, which as of March 31, 2004 include borrowings under our bank credit facilities totaling $35.8 million, various term equipment notes totaling $67.8 million and other debt obligations totaling $7.9 million. The following table sets forth the average interest rate for the scheduled maturities of our debt obligations as of March 31, 2004:

(In millions)	2005	2006	2007	2008	2009	Thereafter	Total	Estimated Fair Value at March 31, 2004
Fixed Rate Debt:								
Amount	$ 11.7	$ 11.1	$ 11.9	$ 19.9	$ 5.0	$ 8.4	$ 68.0	$ 69.7
Average interest rate	5.99%	5.76%	5.92%	5.80%	5.37%	5.49%	5.78%	
Variable Rate Debt:								
Amount	$ 1.5	$ 1.5	$ 1.7	$ 37.1	$ .7	$ .9	$ 43.4	$ 43.4
Average interest rate	1.31%	1.29%	1.64%	2.88%	1.29%	1.16%	3.18%	

Consolidated Income Statements

(In thousands, except per share data)	Year Ended March 31 2004	2003	2002
Sales	$ 708,060	$ 710,279	$ 643,948
Cost of sales	540,080	540,586	477,147
Gross profit	167,980	169,693	166,801
Selling expenses	76,189	78,008	69,091
General and administrative expenses	51,887	52,252	54,766
Goodwill impairment	–	38,033	–
Operating income	39,904	1,400	42,944
Interest expense	7,337	10,231	15,229
Interest income	(121)	(176)	(85)
Income (loss) before income taxes and accounting change	32,688	(8,655)	27,800
Income taxes	12,691	4,284	11,120
Income (loss) before accounting change	19,997	(12,939)	16,680
Cumulative effect of accounting change, net of tax	–	74,376	–
Net income (loss)	$ 19,997	$ (87,315)	$ 16,680
Before accounting change			
Basic earnings (loss) per share	$ 1.49	$ (.98)	$ 1.27
Diluted earnings (loss) per share	$ 1.44	$ (.96)	$ 1.25
After accounting change			
Basic earnings (loss) per share	$ 1.49	$ (6.58)	$ 1.27
Diluted earnings (loss) per share	$ 1.44	$ (6.47)	$ 1.25
Shares used to compute earnings (loss) per share			
Basic	13,439	13,264	13,107
Diluted	13,896	13,505	13,380

See accompanying Notes to Consolidated Financial Statements.



Consolidated Statements of Cash Flows

(In thousands)	Year Ended March 31 2004	2003	2002
Operating Activities			
Net income (loss)	$ 19,997	$ (87,315)	$ 16,680
Adjustments to reconcile net income (loss) to net cash provided by operating activities –			
Cumulative effect of accounting change, net of tax	–	74,376	–
Depreciation and amortization	35,793	37,356	41,312
Goodwill impairment	–	38,033	–
Deferred income tax provision	6,240	4,008	10,241
Changes in assets and liabilities, net of effects of acquisitions –			
Accounts receivable, net	(5,160)	18,793	2,947
Inventories	(3,188)	4,764	1,485
Prepaid expenses	(740)	1,023	(1,554)
Other assets	2,750	35	(1,806)
Accounts payable and accrued liabilities	20,938	4,847	(275)
Income taxes payable	2,629	(563)	726
Net cash provided by operating activities	79,259	95,357	69,756
Investing Activities			
Acquisitions of businesses, net of cash acquired	(11,376)	(6,240)	(14,645)
Purchases of property and equipment	(12,336)	(15,478)	(16,270)
Proceeds from asset dispositions	2,296	1,096	2,118
Net cash used in investing activities	(21,416)	(20,622)	(28,797)
Financing Activities			
Proceeds from bank credit facilities	61,165	13,527	29,822
Payments on bank credit facilities	(114,642)	(73,768)	(63,719)
Payments for financing costs on amendment of bank credit facility	(480)	–	–
Proceeds from issuance of term equipment note	6,117	–	–
Payments on term equipment notes and other debt	(12,439)	(15,748)	(8,790)
Proceeds from exercise of stock options	3,267	1,940	2,016
Net cash used in financing activities	(57,012)	(74,049)	(40,671)
Net increase in cash and cash equivalents	831	686	288
Cash and cash equivalents at beginning of period	9,641	8,955	8,667
Cash and cash equivalents at end of period	$ 10,472	$ 9,641	$ 8,955

See accompanying Notes to Consolidated Financial Statements.

10% of the Company's revenues during the years ended March 31, 2004, 2003 and 2002. The Company maintains an allowance for doubtful accounts based upon the expected collectibility of accounts receivable. Accounts receivable in the accompanying consolidated balance sheets are reflected net of allowance for doubtful accounts of $2,448 and $1,637 at March 31, 2004 and 2003.

Inventories – Inventories are valued at the lower of cost or market utilizing the first-in, first-out method for raw materials and the specific identification method for work in progress and finished goods. The carrying values of inventories are set forth below:

	March 31	
	2004	2003
Raw materials	$ 10,051	$ 10,283
Work in progress	20,054	15,480
Finished goods	2,623	2,666
	$ 32,728	$ 28,429

Impairment of Long-Lived Assets – Effective April 1, 2002, the Company determines the realization of goodwill and other intangibles in accordance with SFAS No. 142, *Goodwill and Other Intangible Assets* and its other long-lived assets in accordance with SFAS No. 144, *Accounting for the Impairment or Disposal of Long-Lived Assets.* Under SFAS No. 142, the Company determines fair value using capitalization of earnings estimates and market valuation multiples for each reporting unit. Under SFAS No. 144, the Company compares the carrying value of long-lived assets to its projection of future undiscounted cash flows attributable to such assets, as well as evaluates other factors such as business trends and general economic conditions. In the event that the carrying value exceeds the future undiscounted cash flows, the Company records an impairment charge against income equal to the excess of the carrying value over the asset's fair value. Prior to April 1, 2002, the Company evaluated its property, equipment, and intangible assets in accordance with SFAS No. 121, *Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of.*

Accrued Liabilities – The significant components of accrued liabilities are as follows:

	March 31	
	2004	2003
Compensation and benefits	$ 27,669	$ 20,098
Manufacturing materials and services	7,200	5,483
Sales, property and other taxes	15,902	11,132
Other	15,814	9,100
	$ 66,585	$ 45,813

Income Taxes – Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.


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Stock-Based Compensation – In December 2002, the Financial Accounting Standards Board ("FASB") issued SFAS No. 148, *Accounting for Stock-Based Compensation-Transition and Disclosure,* which amends SFAS No. 123, *Accounting for Stock-Based Compensation,* by providing alternative methods of transition for a voluntary change to the fair value method of accounting for stock-based employee compensation. In addition, SFAS No. 148 amends the provisions of

The Black-Scholes model used by the Company to calculate the fair value of options granted, as well as other currently accepted option valuation models, were developed to estimate the fair value of freely tradable, fully transferable options without vesting and/or trading restrictions, which significantly differ from the provisions associated with the Company's stock option awards. These models also require highly subjective assumptions, including future stock price volatility and expected time until exercise, which greatly affect the calculated values. Accordingly, management does not believe this model provides a reliable single measure of the fair value of the Company's stock option awards.

Recent Accounting Pronouncements

SFAS No. 149, *Amendment of Statement 133 on Derivative Instruments and Hedging Activities*, was issued in April 2003 and amends and clarifies accounting for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities under SFAS No. 133. SFAS No. 149 was effective for contracts entered into or modified after June 30, 2003, and for hedging relationships designated after June 30, 2003. SFAS No. 149 did not have a material impact on the Company's financial position or results of operations for and as of the period ended March 31, 2004.

SFAS No. 150, *Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity*, was issued in May 2003 and requires issuers to classify as liabilities (or assets in some circumstances) three classes of freestanding financial instruments that embody obligations for the issuer. SFAS No. 150 was effective for interim periods beginning after June 15, 2003. SFAS No. 150 did not have a material impact on the Company's financial position or results of operations for and as of the period ended March 31, 2004.

The Financial Accounting Standards Board ("FASB") initially issued Interpretation ("FIN") No. 46, *Consolidation of Variable Interest Entities*, in January 2003, then revised and reissued FIN No. 46 in December 2003 ("FIN No. 46R"). This interpretation requires that a company that controls another entity through interests other than voting interests should consolidate such controlled entity. FIN No. 46 and FIN No. 46R did not have a material impact on the Company's financial position or results of operations as and for the period ended March 31, 2004.

Other Information

Supplemental Cash Flow Information – The consolidated statements of cash flows provide information about the Company's sources and uses of cash and exclude the effects of non-cash transactions. The Company's significant non-cash transactions primarily include the assumption and/or issuance of debt related to the acquisition of certain printing businesses (see Note 4. Acquisitions) and the issuance of term equipment notes related to the purchase of machinery and equipment (see Note 6. Long-Term Debt). The Company issued debt totaling $5,129 pursuant to acquisitions in the year ended March 31, 2002 and issued term equipment notes to finance the purchase of certain new machinery and equipment totaling $7,506, $6,014 and $5,855 during the years ended March 31, 2004, 2003 and 2002.

The Company paid (or received) cash for interest and income taxes, net of refunds, totaling $7,227 and $(2,460) in 2004, $10,286 and $(534) in 2003, and $14,767 and $64 in 2002.


PBS
America's
Classroom

Earnings (Loss) Per Share – Basic earnings (loss) per share are calculated by dividing net income (loss) by the weighted average number of common shares outstanding. Diluted earnings (loss) per share reflect net income (loss) divided by the weighted average number of common shares and dilutive stock options outstanding.

Related Party Transactions – In the normal course of business, the Company leases certain real estate from individuals who formerly owned an acquired printing business and are now employed by the Company.

	Year Ended March 31		
	2004	2003	2002
Net income (loss) as reported	$ 19,997	$ (87,315)	$ 16,680
Add: cumulative effect of accounting change, net of tax	–	74,376	–
Add: goodwill amortization	–	–	5,373
Less: tax benefit of deductible goodwill amortization	–	–	(767)
Pro forma net income (loss)	$ 19,997	$ (12,939)	$ 21,286
Basic Earnings (Loss) Per Share:			
Net income (loss) as reported	$ 1.49	$ (6.58)	$ 1.27
Add: cumulative effect of accounting change, net of tax	–	5.60	–
Add: goodwill amortization	–	–	.41
Less: tax benefit of deductible goodwill amortization	–	–	(.06)
Pro forma net income (loss)	$ 1.49	$ (.98)	$ 1.62
Diluted Earnings (Loss) Per Share:			
Net income (loss) as reported	$ 1.44	$ (6.47)	$ 1.25
Add: cumulative effect of accounting change, net of tax	–	5.51	–
Add: goodwill amortization	–	–	.40
Less: tax benefit of deductible goodwill amortization	–	–	(.06)
Pro forma net income (loss)	$ 1.44	$ (.96)	$ 1.59

4. ACQUISITIONS

All of the Company's acquisitions have been accounted for using the purchase method of accounting. Revenues and expenses of the acquired businesses have been included in the accompanying consolidated financial statements beginning on their respective dates of acquisition. The allocation of purchase price to the acquired assets and liabilities is based on estimates of fair market value and may be prospectively revised if and when additional information the Company is awaiting concerning certain asset and liability valuations is obtained, provided that such information is received no later than one year after the date of acquisition. Contingent transaction consideration pursuant to earnout agreements is accrued as an additional cost of the transaction when payment thereof is deemed to be probable by the Company.

During fiscal 2004, the Company acquired for cash totaling $10,042 the business and assets of six companies. The allocation of the purchase price of the businesses acquired include current assets of $3,503, property and equipment of $8,699 and other assets of $1,661, less current liabilities of $3,821.



During fiscal 2003, the Company acquired for cash totaling $4,205 the business and assets of two companies located near Baltimore, Maryland. The allocation of the purchase price of the businesses acquired include current assets of $3,627, property and equipment of $1,012 and other assets of $655, less current liabilities of $1,089.

During fiscal 2002, the Company acquired for cash totaling $11,231 the business and assets of three companies. The allocation of the purchase price of the businesses acquired include current assets of $11,704 and property and equipment of $9,990, less current liabilities of $5,334, and issued debt totaling $5,129.

On November 10, 2003, the Company completed an amendment and restatement to its then existing bank credit facility (as amended and restated, the "Credit Agreement"). The Credit Agreement is composed of a $150,000 revolving credit facility that will mature in July 2007. Prior to its amendment and restatement, the bank credit facility was composed of a $175,000 five-year revolving credit line and an amortizing $50,000 term loan (the "Term Loan") with final maturity scheduled in December 2005. Proceeds from the Credit Agreement were used to pay the outstanding balance on the Term Loan, which totaled $20,000 as of the date of the amendment and restatement. At March 31, 2004, outstanding borrowings under the Credit Agreement were $31,000 and accrued interest at a weighted average rate of 3.04%. In connection with the amendment and restatement to the bank credit facility, the Company incurred additional financing costs totaling $480, which are being amortized over the remaining term of the Credit Agreement, and expensed $400 of previously deferred financing costs as required under generally accepted accounting principles.

The proceeds from borrowings under the Credit Agreement can be used to repay certain indebtedness, finance certain acquisitions, provide for working capital and general corporate purposes, and subject to certain restrictions, repurchase the Company's common stock. Borrowings outstanding under the Credit Agreement are secured by substantially all of the Company's assets other than real estate and certain equipment subject to term equipment notes and other financings. Borrowings under the Credit Agreement accrue interest, at the Company's option, at either (1) the London Interbank Offered Rate (LIBOR) plus a margin of 1.25% to 2.00%, or (2) an alternate base rate (based upon the greater of the agent bank's prime lending rate or the Federal Funds effective rate plus .50%) plus a margin of up to .75%. The Company is also required to pay a commitment fee on available but unused amounts ranging from .275% to .375% annually. The interest rate margin and the commitment fee are based upon certain financial performance measures set forth in the Credit Agreement and are redetermined quarterly. At March 31, 2004, the applicable interest rate margin was 1.25% and the applicable commitment fee was .275%.

The Company is subject to certain covenants and restrictions and must meet certain financial tests under the Credit Agreement. The Company was in compliance with such covenants, restrictions and financial tests at March 31, 2004.

In addition, the Company maintains two auxiliary revolving credit facilities (each an "Auxiliary Bank Facility" and collectively the "Auxiliary Bank Facilities") with commercial banks. Both Auxiliary Bank Facilities are unsecured, have a maximum borrowing capacity of $5,000 and expire in November 2004. At March 31, 2004, borrowings outstanding under the Auxiliary Bank Facilities totaled $4,563 and accrued interest at a weighted average rate of 2.35%. Because the Company has the ability to refinance its Auxiliary Bank Facilities and plans to do so annually, the borrowings outstanding are classified as long-term debt in the accompanying consolidated balance sheets.

The Company's term equipment notes consist primarily of notes payable pursuant to financing agreements between the Company and various lenders (the "Lender Notes") and between the Company and the finance affiliates of two printing equipment manufacturers (the "Equipment Notes"). In March 2004, the Company issued Lender Notes in an aggregate principal amount of $3,989 and utilized the proceeds thereof to retire all of the outstanding Equipment Notes with one of the finance affiliates. At March 31, 2004, outstanding borrowings under the Lender Notes totaled $44,581 and accrued interest at a weighted average rate of 5.48%. The Lender Notes provide for fixed monthly principal payments plus interest for defined periods of up to eight years from the date of issuance, most ending with a balloon payment at maturity, and are secured by certain equipment of the Company. At March 31, 2004, outstanding borrowings under the Equipment Notes totaled $21,471 and accrued interest at a weighted average rate of 6.14%. The Equipment Notes provide for fixed payments of principal and interest for defined periods of up to ten years from the date of issuance and are secured by the equipment concurrently purchased from the respective manufacturer.



	March 31		
	2004	2003	2002
Deferred income tax liabilities:			
Property and equipment	$ 59,464	$ 53,474	$ 54,234
Goodwill and other	(3,609)	(5,931)	12,103
Total deferred income tax liabilities	$ 55,855	$ 47,543	$ 66,337
Deferred income tax assets:			
Accounts receivable and inventory	$ 645	$ 418	$ 1,356
Accruals not currently deductible	5,514	3,669	3,797
Total deferred income tax assets	$ 6,159	$ 4,087	$ 5,153

8. COMMITMENTS AND CONTINGENCIES

Operating Leases – The Company has entered into various noncancelable operating leases primarily related to facilities and equipment used in the ordinary course of its business. The Company incurred total operating lease expense of $14,748, $13,627 and $11,252 for the years ended March 31, 2004, 2003 and 2002.

The Company's operating lease obligations by fiscal year are as follows:

	2005	2006	2007	2008	2009	Thereafter
Operating lease obligations	$ 14,050	$ 11,671	$ 9,879	$ 8,572	$ 5,502	$ 12,932

Contingent Transaction Consideration – The Company has entered into earnout agreements in connection with certain prior year acquisitions of printing businesses. If the acquired printing businesses generate operating profits in excess of pre-determined targets, the Company may be obligated to make additional cash payments. As of March 31, 2004, the Company was contingently obligated through fiscal 2005 to make additional cash payments of up to $1,550. Based on current operating levels, the Company expects that the actual cash payments pursuant to these contractual obligations will be less than the maximum amount indicated.

Letters of Credit – In connection with the assumption of obligations under outstanding industrial revenue bonds related to certain prior year acquisitions of printing businesses, which are reflected as debt in the accompanying consolidated financial statements, the Company had three letters of credit outstanding as of March 31, 2004 for a combined total of $8,131. These letters of credit were issued pursuant to the terms of our Credit Agreement, which expires in July 2007, and we may be required to obtain replacement letters of credit at that time.


LUIGI'S
REAL
ITALIAN ICE

Insurance Programs – The Company maintains third-party insurance coverage in amounts and against the risks it believes are reasonable in its circumstances. The Company is self-insured against most workers compensation claims and for a significant component of its group health insurance programs. For these exposures, the Company accrues expected loss amounts which are determined using a combination of its historical loss experience and subjective assessment of its future loss exposure, together with advice provided by administrators and consulting actuaries. The estimates of expected loss amounts are subject to uncertainties arising from various sources, including changes in claims reporting patterns, claims settlement patterns, judicial decisions, legislation and economic conditions. Although the Company believes that the accrued estimated loss amounts are reasonable under the circumstances, significant differences related to the items noted above could materially affect our risk exposure, insurance obligations and future expense.

Legal Matters – From time to time, the Company is subject to legal proceedings and claims that arise in the ordinary course of its business. Currently, there are no legal proceedings or claims pending against the Company that management believes will have a material adverse effect upon the Company's financial position or results of operations.

Report of Independent Registered Public Accounting Firm

THE BOARD OF DIRECTORS AND STOCKHOLDERS
CONSOLIDATED GRAPHICS, INC.:

We have audited the accompanying consolidated balance sheets of Consolidated Graphics, Inc. and subsidiaries as of March 31, 2004 and 2003 and the related consolidated statements of income, shareholders' equity and cash flows for each of the years in the two-year period ended March 31, 2004. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. The consolidated financial statements of Consolidated Graphics, Inc. and subsidiaries for the year ended March 31, 2002, were audited by other auditors who have ceased operations. Those auditors expressed an unqualified opinion on such consolidated financial statements, before the revision described in Note 3 to the consolidated financial statements, in their report dated May 17, 2002.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Consolidated Graphics, Inc. and subsidiaries as of March 31, 2004 and 2003, and the results of their operations and their cash flows for each of the years in the two-year period ended March 31, 2004, in conformity with accounting principles generally accepted in the United States of America.

As discussed above, the consolidated financial statements of Consolidated Graphics, Inc. and subsidiaries for the year ended March 31, 2002, were audited by other auditors who have ceased operations. As described in Note 3 to the consolidated financial statements, these consolidated financial statements have been revised to include the transitional disclosures required by Statement of Financial Accounting Standards No. 142, *Goodwill and Other Intangible Assets*, which was adopted by Consolidated Graphics, Inc. and subsidiaries as of April 1, 2002. In our opinion, the transitional disclosures for the year ended March 31, 2002 are appropriate. However, we were not engaged to audit, review or apply any procedures to the consolidated financial statements of Consolidated Graphics, Inc. and subsidiaries for the year ended March 31, 2002, other than with respect to such disclosures. Accordingly, we do not express an opinion or any other form of assurance on such consolidated financial statements for the year ended March 31, 2002, taken as a whole.

KPMG LLP Houston, Texas May 14, 2004

A change in independent auditors from Arthur Andersen LLP to KPMG LLP was reported on Form 8-K dated July 16, 2002.

This report is a copy of a previously issued report; the predecessor auditor has ceased operations and has not reissued this report; the previously issued report refers to financial statements not physically included in this document; and the prior-period consolidated financial statements have been revised to include the transitional disclosures required by Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets," which was adopted by Consolidated Graphics, Inc. and subsidiaries as of April 1, 2002.

TO THE SHAREHOLDERS OF CONSOLIDATED GRAPHICS, INC.:

We have audited the accompanying consolidated balance sheets of Consolidated Graphics, Inc. (a Texas corporation) and subsidiaries as of March 31, 2002 and 2001, and the related consolidated statements of income, shareholders' equity and cash flows for each of the three years in the period ended March 31, 2002. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Consolidated Graphics, Inc. and subsidiaries as of March 31, 2002 and 2001, and the results of their operations and their cash flows for each of the three years in the period ended March 31, 2002, in conformity with accounting principles generally accepted in the United States.

ARTHUR ANDERSEN LLP Houston, Texas May 17, 2002

Corporate Directory

Directors

Joe R. Davis
Chairman and Chief Executive Officer

Larry J. Alexander
Retired, Senior Vice President,
SBC, Inc.

Brady F. Carruth
President, Gulf Coast Capital Corporation
President and Chief Executive Officer,
Saratoga Financial Group

Gary L. Forbes
Vice President, Equus Capital
Management Corporation

James H. Limmer
Partner, Tekell, Book, Matthews &
Limmer, L.L.P.

Hugh N. West, M.D.
Private Investor

Officers

Chairman and Chief Executive Officer
Joe R. Davis

Executive Vice Presidents
Michael B. Barton
Chief Administrative Officer

Jerry V. Brofft
Purchasing

G. Christopher Colville
Chief Financial and Accounting Officer and Secretary

Aaron T. Grohs
Sales and Marketing

Group Vice Presidents
Trent C. Cunningham
Dennis L. Rampe
Thomas W. Simunek
Steve A. Wellenbach

President – CGXSolutions
Darrell M. Whitley

Vice Presidents
George H. Abboud
Operations

Robert S. Davis
National Sales

Patsy J. Garrett
National Sales

Russ D. Hewitt
National Sales

Jeffrey M. Krieger
Controller

Jeff J. Lampert
National Sales

James P. Pessagno
Risk Management

Cody W. Smith
Mergers and Acquisitions

Robert T. Woods
Tax

Forward-Looking Information – Safe Harbor Provisions

This Annual Report contains certain forward-looking information within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, which are intended to be covered by the safe harbors created thereby. Readers are cautioned that such information involves known and unknown risks and uncertainties including those created by general market conditions, competition and the possibility that events may occur which limit the Company's ability to maintain or improve its operating results and acquire additional printing businesses. The Company's expectations regarding future sales and profitability assume, among other things, stability in the economy and reasonable growth in the demand for its products, the continued availability of raw materials at affordable prices and retention of its key management and operating personnel. In addition, the Company's expectations regarding future acquisitions assume, among other things, the Company's ability to identify new acquisition opportunities and its ability to negotiate and finance such acquisitions on acceptable terms, as well as the ability to successfully absorb and manage such acquisitions. Although management believes that the assumptions underlying the forward-looking statements are reasonable, any of the assumptions could be inaccurate and there can be no assurance that any or all of the assumptions underlying the forward-looking statements will prove to be accurate. The inclusion of such information should not be regarded as a representation by the Company or any other person that the objectives and plans of the Company will be achieved. For a discussion identifying other important factors that could cause actual results to vary materially from those anticipated in the forward-looking information contained herein, see the Company's Securities and Exchange Commission filings, including but not limited to, the discussion of "Competition" included in the Company's annual report on Form 10-K for the fiscal year ended March 31, 2004, as well as "Management's Discussion and Analysis" and the Consolidated Financial Statements and notes thereto included herein. The Company expressly disclaims any duty to provide updates to this forward-looking information, assumptions or other factors after the date of this Annual Report to reflect the occurrence of events or circumstances or changes in expectations.

Printing – Grover Printing, Houston, Texas
A CONSOLIDATED GRAPHICS COMPANY